                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         NATURAL RESOURCE PARTNERS L.P.
                                (Name of Issuer)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                   63900P 10 3
                                 (CUSIP Number)

                                DWIGHT L. DUNLAP
                        GP NATURAL RESOURCE PARTNERS LLC
                            601 JEFFERSON, SUITE 3600
                              HOUSTON, TEXAS 77002
                               TEL: (713) 751-7507
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 17, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                         (Continued on following pages)

CUSIP NO. 63900P 10 3

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                               Arch Coal, Inc.
                                 43-0921172
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO, see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER*
    EACH
 REPORTING          2,895,670 Common Units
   PERSON      -----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER*

                    2,895,670 Common Units
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,895,670 Common Units*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO/HC
--------------------------------------------------------------------------------

* Arch Coal, Inc. also may be deemed to beneficially own 4,796,920 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

CUSIP NO. 63900P 10 3

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                               Ark Land Company
                                 43-0952128
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO, see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER*
    EACH
 REPORTING          2,895,670 Common Units
   PERSON      -----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER*

                    2,895,670 Common Units
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,895,670 Common Units*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Ark Land Company also holds 4,796,920 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D is being filed by Arch Coal, Inc. and Ark Land Company (together, the "Reporting Persons"), who constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common units representing limited partner interests (the "Common Units"), of Natural Resource Partners L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) Name of Person(s) Filing this Statement (the "Reporting Persons"):

                           (1) Arch Coal, Inc., a corporation formed under the laws of the State of Delaware

                           (2) Ark Land Company, a corporation formed under the laws of the State of Delaware.

                  (b)      Business Address of Reporting Persons:

                           (1) The principal business address of the Reporting Persons is One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

                  (c)      Present Principal Occupation or Employment:

                           (1) Arch Coal, Inc. engages in the mining of coal.

                           (2) Ark Land Company engages in the leasing of royalty-producing coal properties.

         Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons follows:

          Board of Directors and Executive Officers of Arch Coal, Inc.

Name                          Business Address                Position                  Principal Occupation/
                                                                                        Employment
James R. Boyd                 *                               Director                  Retired



Name                          Business Address                Position                  Principal Occupation/
                                                                                        Employment
Frank M. Burke                5500 Preston Rd.                Director                  Chairman, CEO and Managing
                              Suite 315                                                 General Partner/Burke,
                              Dallas, Texas  75205                                      Mayborn Company, Ltd.

Douglas H. Hunt               3900 Thanksgiving Tower         Director                  Director of
                              1601 Elm Street                                           Acquisitions/Petro-Hunt
                              Dallas, TX  75201                                         Corp.

Steven F. Leer                *                               Director/President &      **
                                                              CEO

James L. Parker               *                               Director                  Retired


A. Michael Perry              *                               Director                  Retired


Robert G. Potter              *                               Director                  Retired


Theodore D. Sands             535 Fifth Ave.                  Director                  President/HAAS Capital LLC
                              Suite 3300
                              New York, NY  10017

Bradley M. Allbritten         *                               VP - Marketing            **

C. Henry Besten               *                               Sr. VP - Strategic        **
                                                              Development

John W. Eaves                 *                               Sr. VP - Marketing        **

Robert G. Jones               *                               VP - Law and General      **
                                                              Counsel

Robert J. Messey              *                               Sr. VP - Chief            **
                                                              Financial Officer

David B. Peugh                *                               VP - Business             **
                                                              Development

Robert W. Shanks              *                               VP - Operations           **

Kenneth G. Woodring           *                               Executive VP -            **
                                                              Mining Operations

* The business address of the executive officers and directors listed above is One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

** The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Arch Coal, Inc. or one of its affiliates.

          Board of Directors and Executive Officers of Ark Land Company

Name                          Business Address                Position                  Principal Occupation/
                                                                                        Employment
C. Henry Besten, Jr.          *                               Director                  **

Steven E. McCurdy             *                               Director                  **

David B. Peugh                *                               Director                  **

Steven E. McCurdy             *                               President                 **

William Scott Stewart         *                               Vice President            **

Terence L. Irons              *                               Vice President            **

James E. Florczak             *                               Vice President &          **
                                                              Treasurer

Robert J. Messey              *                               Vice President            **

Janet L. Horgan               *                               Secretary                 **

Robert G. Jones               *                               Assistant Secretary       **

Susan E. Prader               *                               Assistant Secretary       **

William H. Rose               *                               Assistant Secretary       **

* The business address of the executive officers and directors listed above is One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

** Unless otherwise noted, the principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Ark Land Company and, if applicable, other affiliates of Arch Coal, Inc.


                  (d)      None of the entities or persons identified in this
                           Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
                           Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Ark Land Company acquired beneficial ownership of the Common Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership's initial public offering. Arch Coal, Inc. is the sole shareholder of Ark Land Company and, as such, may be deemed to beneficially own the Common Units acquired by Ark Land Company.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (1) Arch Coal, Inc., in its capacity as the sole shareholder of Ark Land Company, may be deemed to be the beneficial owner of 2,895,670 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 25.5% of the outstanding Common Units. Arch Coal, Inc. may also be deemed to beneficially own 4,796,920 subordinated units representing limited partner interests in the Partnership (the "Subordinated Units"), which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-86582), incorporated herein by reference (the "Registration Statement").

             (2) Ark Land Company is the record and beneficial owner of 2,895,670 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 25.5% of the outstanding Common Units. Ark Land Company also holds 4,796,920 Subordinated Units in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information set forth in Item 3 above is incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Exhibit 3.2 to the Registration Statement, which has been incorporated by reference to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D, dated October 28, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                            ARCH COAL, INC.



                                            By: /s/ ROBERT G. JONES
                                               ---------------------------------
                                                 Robert G. Jones
                                                 Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                            ARK LAND COMPANY


                                            By: /s/ ROBERT G. JONES
                                               ---------------------------------
                                                Robert G. Jones
                                                Assistant Secretary

                                  EXHIBIT INDEX


Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D, dated October 28, 2002.